The Royce Funds
745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

March 31, 2010

Securities and Exchange Commission
Attn: Mr. Keith O'Connell
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Division of Investment Management

Re:	Registration Statement on Form N-1A for The Royce Fund (File Nos. 002-80348 & 811-03599)

Dear Mr. O'Connell :

        Enclosed herewith for filing is correspondence responding to comments from the staff given over the telephone regarding Post-Effective Amendment No. 96 under the Securities Act of 1933, as amended (the "1933 Act"), and Post-Effective amendment No. 99 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Registration Statement on Form N-1A of The Royce Fund (the "Trust").   Set forth below are the staff's comments and the Fund's responses.

1.	Comment: If the Fund plans to utilize a stand alone Summary Prospectus please provide the staff with the text of the legend that will appear on such Prospectus.
Response:

The language of the legend will read: "Before you invest, please review the Fund's Statutory Prospectus and Statement of Additional Information, both dated May 1, 2010. Each is incorporated by reference (is legally considered part of this Summary Prospectus). Each contains more information about the Fund and its risks.  The Fund's Statutory Prospectus, Statement of Additional Information and other important information about the Fund are available online at www.roycefunds.com/prospectus. You can also get this information at no cost by calling Investor Services at (800) 221-4268, by sending an e-mail request at www.roycefunds.com/contact or by contacting your financial intermediary."

2.	Comment. The Fund's next post-effective amendment should include disclosures required by the recent amendments to Form N-1A regarding Board governance, qualifications, risk oversight, etc.
	Response:	The required new disclosures will be included in the Fund's post-effective amendment scheduled to be filed in April pursuant to Rule 485(b).

3.	Comment: Replace the three paragraphs of text that appear following the table of contents on the inside cover of the prospectus with no more than one sentence.
Response:

The existing language will be replaced with the following sentence: "The Investment Class, the Service Class and the Institutional Class, which is designed for investment by or through foundations, endowments, retirement plans and similar institutions, are offered without sales charges."

4.	Comment: Explain why Royce Pennsylvania Mutual Fund has Pennsylvania in its name.
Response:

Royce Pennsylvania Mutual Fund ("PMF"), with an inception date of December 12, 1962, is a long-standing trade name.   PMF does not hold itself out to invest in the securities of companies tied economically to the state of Pennsylvania but rather, normally invests at least 65% of its net assets in the equity securities of small- and micro-cap companies as detailed clearly in its prospectus.  In addition, with respect to Rule 35d-1 (the "Rule") under the Investment Company Act of 1940 as it applies to PMF, the Rule requires that an investment company with a name that suggests that it focuses its investments in a particular country or geographic region adopt a policy to invest at least 80% of its assets in investments that are tied economically to the particular country or geographic region suggested by its name. The final release relating to the Rule (Release No. IC-24828) clarifies the Securities and Exchange Commission's ("SEC") intent with respect to the applicability of the Rule to a fund such as PMF in note 22 stating:

"One commenter expressed concern that the rule, by its terms, would apply to an investment company with a long-standing trade name that includes a geographic location, such as the city where the company is headquartered, but which is not intended to refer to the geographic region for which the company invests. We do not intend that rule 35d-1 would require an investment company to change its name in these circumstances, where the connotation of the name is clear through long-standing usage and there is no risk of investor confusion."

We believe that PMF clearly meets the criteria set forth above.  As previously referenced above, with its long-standing trade name and its investment strategy being detailed clearly in its prospectus, the connotation of PMF's name is clear through long-standing usage and there is no risk of investor confusion. In addition, this issue has previously been addressed to the satisfaction of other members of the SEC's staff.

5.	Comment: Confirm to the staff that for each series whose fee table shows no line item for Acquired Fund Fees and Expenses, such expenses amounted to less than 1 bp.
	Response:	Confirmed.

6.

Comment: Remove the reference on page 3 of PMF's prospectus, as well as from the corresponding page of the prospectuses of all other series of the Trust, to the ticker symbols for the classes of such series.

	Response:	This disclosure will be removed as requested.

7.	Comment: Remove all cross references in the summary section.
	Response:	This disclosure will be removed as requested.

8.	Comment: Remove words "past rewards and" from text in Performance section.
	Response:	This disclosure will be removed as requested.

9.	Comment: In the Annualized Total Return table, move the Service Class return before taxes beneath all Investment Class after tax return information. Remove related text no longer necessary.
	Response:	The Annualized Total Return table will be revised as set forth below:

ANNUALIZED TOTAL RETURNS (12/31/09)
		1 Year	5 year	10 Year
Investment Class Return Before Taxes Return After Taxes on Distributions Return After Taxes on Distributions and Sale of Fund Shares
Service Class Return Before Taxes
Russell 2000 Index (Reflects no de-ductions for fees or taxes)
10.	Comment: Move footnote to Annualized Total Return table to a parenthetical after "Russell 2000 Index".
	Response:	This disclosure will be moved as requested.

11.	Comment: At the end of performance section state whether updated performance information is available on a website or by calling a toll free telephone number.
	Response:	Appropriate disclosure will be added in response to this comment.

12.	Comment: Give length of service disclosure for each Portfolio Manager named.
	Response:	Appropriate disclosure will be added in response to this comment.

13.	Comment: Change the "How to Purchase Shares" subheading so that it reads "How to Purchase and Sell Shares".
	Response:	The subheading will be changed accordingly and corresponding disclosure will be included to reflect such change in this section.

14.

Comment: For series where the Annual Fund Operating Expense table contains a line item for Fee Waivers or Expense Reimbursements, consistently use the words "Fee Waiver and/or Expense Reimbursement" for such line item throughout the Prospectus.

	Response:	The requested change will be made.

15.

Comment: In the Annual Fund Operating Expense tables please change the line item "Net annual Fund operating expense" to read "Total annual Fund operating expense after Fee Waiver and/or expense reimbursement".

	Response:	The requested change will be made.

16.	Comment: Where a contractual fee waiver is noted in a footnote to the Annual Fund Operating Expense table, indicate whether and under what circumstances that contractual waiver may be terminated.
Response:

The form of footnote will be revised to read as follows: "Royce has contractually agreed, without right of termination, to waive fees [and reimburse expenses, other than Acquired Fund fees and expenses,] to the extent necessary to maintain the _______ Class's net [direct] annual operating expenses at or below _____ through April 30, 2011 [and at or below ____ through April 30, 2020]."

17.	Comment: Remove the second sentence of the footnote to the Expense Example table for Royce Heritage Fund and put first sentence in parenthesis.
	Response:	The requested change will be made.

18.	Comment: Remove line item from Annual Fund Operating Expense tables that reads "Total direct annual Fund operating expenses".
	Response:	The requested change will be made.

19.	Comment: Remove footnote to Annual Fund Operating Expense tables that defines "Acquired Fund fees and expenses".
Response:

Instruction 3(f)(vii) to Item 3 of Form N-1A states that a Fund "may clarify in a footnote to the fee table that the total annual fund operating expenses under Item 3 do not correlate to the ratio of expenses to average net assets given in response to Item 13, which reflects the operating expenses of the Fund and does not include Acquired Fund fees and expenses."

Accordingly, the Trust intends to amend the footnote to certain of its annual Fund Operating Expense tables to read "Total Annual Fund Operating Expenses may differ from the expense ratios in the fund's "Financial highlights" because the financial highlights include only the fund's direct operating expenses and do not include "Acquired fund fees and expenses (AFFE)", which reflect the estimated amount of the fees and expenses incurred indirectly by the fund through its investments in mutual funds, hedge funds, private equity funds and other investment companies."

The Trust notes the following examples of disclosure permitted by the staff in currently effective Summary Prospectuses of other mutual fund families.

Fund A

  Acquired fund fees and expenses are those expenses incurred indirectly by the Fund as a result of investments in shares of one or more investment companies (referred to as "Acquired Funds").

  Total Annual Fund Operating Expenses do not correlate to the "ratio of expenses to average net assets" provided in the Financial Highlights. The information in the Financial Highlights reflects the operating expenses of the Fund and does not include Acquired Fund Fees and Expenses.

Fund B

2. The total annual fund operating expenses in the fee table may differ from the expense ratios in the fund's "Financial highlights" because the financial highlights include only the fund's direct operating expenses and do not include "Acquired fund fees and expenses (AFFE)", which reflect the estimated amount of the fees and expenses incurred indirectly by the fund through its investments in other investment companies during its prior fiscal year.

Fund C

  Acquired Fund Fees and Expenses are fees and expenses of investment companies in which the Fund invests which are indirectly incurred by the Fund and are not included in the Fund's Financial Highlights disclosed later in the Prospectus. Therefore, the Total Annual Fund Operating Expenses stated above do not correlate to the ratio of expenses to average net assets that appears in the Fund's Financial Highlights. The impact of the Acquired Fund Fees and Expenses are included in the total returns of the Fund.

Fund D

  Acquired Fund Fees and Expenses are indirect fees and expenses that funds incur from investing in the shares of other mutual funds ("Acquired Fund(s)"). The Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement for the Fund in the table above differ from the Ratio of Expenses to Average Net Assets found within the "Financial Highlights" section of the prospectus because the audited information in the "Financial Highlights" reflects the operating expenses and does not include indirect expenses such as Acquired Fund Fees and Expenses.

Fund E

(4) The Fund indirectly bears a pro rata share of the fees and expenses of each exchange-traded fund or other investment company in which it invests. Since Acquired Fund Fees and Expenses are not directly borne by the Fund, they are not reflected in the Fund's financial statements, and therefore information presented in the Annual Fund Operating Expenses table will differ from that presented in the Financial Highlights.

Fund F

    The Fund indirectly bears a pro rata share of the fees and expenses of each underlying fund in which it invests. Since Acquired Fund Fees and Expenses are not directly borne by the Fund, they are not reflected in the Fund's financial statements, with the result that the information presented in the expense table may differ from that presented in the financial highlights.

20.	Comment: For Royce Fund that may invest up to 35% of assets in emerging market countries add risk disclosure regarding such investments to Primary Risk section.
	Response:	For any Royce Fund that may invest up to 35% of assets in emerging market countries, risk disclosure regarding such investments will appear in the Primary Risk section.

21.	Comment: In footnote to Annual Fund Operating Expense tables replace the following language with appropriate expense ratio numbers: "at or below levels listed above".
Response:

The footnote will be revised to read as follows: "Royce has contractually agreed, without a right of termination, to waive fees [and reimburse expenses, other than Acquired Fund fees and expenses,] to the extent necessary to maintain the _______ Class's net [direct] annual operating expenses at or below _____ through April 30, 2011 [and at or below ____ through April 30, 2020]."

22.	Comment: For Royce Partners Fund, Royce Focus Value Fund and Royce Asia-Pacific Select Fund add 5 year and 10 year numbers to expense example table.
	Response:	The 5 year and 10 year numbers will be added.

23.

Comment: For Royce Mid-Cap Fund amend the following to remove underlined words: "Normally, the Fund invests at least 80% of its net assets in equity securities of such small-cap and mid-cap companies."

	Response:	The above underlined language will be removed.

24.	Comment: For Royce Micro-Cap Fund add disclosure regarding "value approach" to first paragraph in Principal Investment Strategy section.
	Response:	Appropriate disclosure will be added in response to the comment.

25.	Comment: For funds with "Global" in name, add disclosure regarding 40%/30% test.
Response:

The following language will be added: "Under normal market circumstances, the Fund will invest at least 40% of its net assets in the equity securities of companies domiciled in countries outside of the United States. During periods when market conditions are not deemed favorable by Royce, the Fund will invest at least 30% of its net assets in such companies."

26.	Comment: For Royce International Smaller-Companies Fund, add words "also known as emerging markets" to second paragraph of Principal Investment Strategy section.
	Response:	The requested language will be added.

27.	Comment: For the Fund Operating Annual Expense table for the Select Funds, remove footnote to the table and insert the following in the table after Management Fees: "(based on 12.5% performance fee)".
Response:

The section of the footnote to the table regarding performances fees will be removed and the following will be added to the table after "Management Fees": "(12.5% of pre-fee, high watermarked return of ___% in 2009)"

28.	Comment: In the annual Fund Operating Expense tables the line item "Dividends on Securities Sold Short" should appear beneath the line item "Other expenses".
	Response:	The requested change will be made.

29.	Comment: For the Expense Example for the Select Funds, assume a 5% return in year 1 rather than using the previous year's actual expense ratio.
Response:

The language preceding the Expense Example will be revised to read as follows: "The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% pre-fee return for each year."

30.

Comment: Enhance the disclosure contained in the last paragraph of the Principal Investment Strategy section of the Select Funds and explain why it is appropriate to have such disclosure in this section of the Prospectus.

Response:

Given the unusual nature of the performance fee and the payment by the Adviser of certain Fund operating expenses, an investor's understanding of the Fees and Expenses borne by the Fund will be enhanced by the disclosure contained in this section of the Prospectus.

31.	Comment: In Royce Focus Value, Partners and Asia-Pacific Select Funds, delete the Cumulative Total Return table.
	Response:	This table will be removed.

32.	Comment: Make changes necessary to adhere to Form N-1A item 6, 7 and 8.
	Response:	Items 6, 7 and 8 of Form N-1A will not be integrated but rather will appear in each individual Fund's summary section.

33.	Comment: Amend disclosure under heading "Responsibility for Payment of Other Ordinary Operating Expenses in Select Funds" that characterizes certain expenses as "non-ordinary".
	Response:	Appropriate changes will be made to the disclosure in response to this comment.

34.	Comment: Add 811# to Back Cover Page of Prospectus.
	Response:	811# were previously included on the back cover page of each of the three prospectuses included in Post-Effective Amendment numbers 96 and 99.

        We believe that the proposed modifications to the Registration Statement are responsive to the staff's comments. The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in this Amendment; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to this Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,
/s/ John E. Denneen
John E. Denneen Secretary